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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

IVAX CORPORATION

(Name of Issuer)

Common Stock, par value $.10

(Title of Class of Securities)

465823102

(CUSIP Number)

Steven Rubin
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Gary Epstein, Esq.
Bob Grossman, Esq.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

July 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 10)

CUSIP No. 465823102			Page 2 of 10 Pages

1.	Name of Reporting Person: Phillip Frost, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 44,084,446(1)

		8.	Shared Voting Power: 937(2)

		9.	Sole Dispositive Power: 44,084,446(1)

		10.	Shared Dispositive Power: 937(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,085,383

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.1%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 3,275,000 shares of Common Stock that may be acquired upon exercise of an option issued to Dr. Frost, (ii) 3,847 shares held in an Individual Retirement Account and (iii) 40,805,599 shares of Common Stock (consisting of (A) 31,058,004 shares of Common Stock owned of record by the Frost Gamma Investments Trust, (B) 1,171,875 shares of Common Stock that may be acquired by Frost Gamma Investments Trust upon exercise of a warrant, (C) 7,545,250 shares of Common Stock owned of record by Frost-Nevada Investments Trust, (D) 624,220 shares of Common Stock that may be acquired by Frost-Nevada Investments Trust upon conversion of 4 1/2% convertible senior subordinated notes due 2008 and (E) 406,250 shares of Common Stock owned of record by Frost Alpha Investments Trust). Dr. Frost is the sole trustee of Frost Gamma Investments Trust, Frost-Nevada Investments Trust and Frost Alpha Investments Trust. See Items 5 and 6 for circumstances in which Dr. Frost may be deemed to share with TEVA Pharmaceutical Industries Limited the power to vote or direct the voting of these shares of Common Stock.

(2)	Includes 937 shares of Common Stock held jointly by Dr. Frost and his wife.

CUSIP No. 465823102			Page 3 of 10 Pages

1.	Name of Reporting Person: Patricia Frost		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 382,107

		8.	Shared Voting Power: 937(1)

		9.	Sole Dispositive Power: 382,107

		10.	Shared Dispositive Power: 937

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 383,044

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.14%

14.	Type of Reporting Person (See Instructions): IN

(1)	See Items 5 and 6 for circumstances in which Mrs. Frost may be deemed to share with TEVA Pharmaceutical Industries Limited the power to vote or direct the voting of these shares of Common Stock.

CUSIP NO. 465823102	SCHEDULE 13D Page 4 of 10 Pages
     This Amendment No. 19 (this “Schedule 13D”) amends and supplements the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Patricia Frost, as amended in certain respects by Amendments Nos. 1 through 18 (as amended by Amendments Nos. 1 through 18, the “Original 13D”) and is jointly filed by Phillip Frost, M.D. and Patricia Frost (the “Reporting Persons”) with respect to the shares of Common Stock, par value $.10 (the “Common Stock”), of IVAX Corporation, a Florida corporation (“IVAX” or the “Issuer”).
Item 1. Security and Issuer.
     Item 1 of the Original 13D is hereby amended and restated in its entirety to read as follows:
     This Schedule 13D relates to the Common Stock of IVAX, having its principal executive offices at 4400 Biscayne Boulevard, Miami, Florida, 33137.
Item 2. Identity and Background.
     Item 2 of the Original 13D is hereby amended and restated in its entirety to read as follows:
     (a) This Schedule 13D is being filed jointly by Dr. Frost and Patricia Frost.
     (b) Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137. Mrs. Frost’s residence address is 125 East San Marino Drive, Miami, Florida, 33139. Mrs. Frost is the wife of Dr. Frost.
     (c) Dr. Frost’s present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Patricia Frost is retired.
     (d) – (e) To the best knowledge of each of the Reporting Persons, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
     (f) Each of Dr. Frost and Mrs. Frost is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:
     On July 25, 2005, IVAX entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TEVA Pharmaceutical Industries Limited, an Israeli corporation (“TEVA”), Ivory Acquisition Sub, Inc., a Florida corporation and a wholly owned subsidiary of TEVA (“Merger Sub”), and Ivory Acquisition Sub II, Inc., a Florida corporation and a wholly owned subsidiary of TEVA (“Sister Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time, Merger Sub will merge with and into IVAX, with IVAX continuing as the surviving corporation (the “Surviving Corporation”), and immediately thereafter, the Surviving Corporation will merge with and into Sister Subsidiary, and Sister Subsidiary will continue as the surviving corporation and a wholly-owned subsidiary of TEVA (both mergers, taken together, the “Merger”).

CUSIP NO. 465823102	SCHEDULE 13D Page 5 of 10 Pages
     At the effective time of the Merger, each share of IVAX common stock, par value $0.10, issued and outstanding immediately prior to the effective time of the Merger (other than shares held by TEVA), and each “right” attached thereto under IVAX’s Rights Agreement, dated as of December 29, 1997, as amended as of May 12, 2000 (the “Rights Agreement”), will be converted into the right to receive the following merger consideration (subject to proration as described below):
•	Each share of Common Stock with respect to which the holder properly elects to receive cash consideration will be converted into the right to receive $26.00 in cash; and

•	Each share of Common Stock with respect to which the holder properly elects to receive stock consideration will be converted into the right to receive 0.8471 ordinary shares of TEVA, par value NIS 0.10 (“Ordinary Shares”), which will trade in the United States in the form of American Depositary Shares (“ADSs”).
The conversion rights of the cash-electing, stock-electing and non-electing stockholders will be subject to proration such that no more than one half of the elections will be for cash and no more than one half of the elections will be for TEVA ADSs. To the extent that the cash election is oversubscribed, all non-electing stockholders will receive stock, and, if necessary, the cash portion paid to stockholders electing cash will be cut back pro rata. Conversely, to the extent that the stock election is oversubscribed, all non-electing stockholders will receive cash, and, if necessary, the stock portion paid to stockholders electing stock will be cut back pro rata.
     Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Merger Sub will be the directors of the Surviving Corporation; (ii) the officers of Merger Sub will be the officers of the Surviving Corporation and (iii) the articles of incorporation and by-laws of Merger Sub will be articles of incorporation and by-laws of the Surviving Corporation, except that the name of the Surviving Corporation will be the name of IVAX. After completion of the Merger, the Common Stock will be de-listed from the American Stock Exchange.
     Concurrent with the execution and delivery of the Merger Agreement, TEVA entered into a Stockholders Agreement, dated as of July 25, 2005 (the “Stockholders Agreement”), with Dr. Frost, Frost Gamma Investments Trust, Frost-Nevada Investments Trust, Frost Alpha Investments Trust, Jack Fishman, Ph.D., Neil Flanzraich, Rafick G. Henein, Ph.D., Jane Hsiao, Ph.D., HSU Investment Limited, Charles Hsiao Family Irrevocable Trust – A and Charles Hsiao Family Irrevocable Trust – B (the “IVAX Stockholders”). Pursuant to the Stockholders Agreement, the IVAX Stockholders have agreed that until the termination of the Stockholders Agreement, the IVAX Stockholders will vote or cause to be voted the shares of Common Stock over which the IVAX Stockholders have voting power in favor of the approval of the Merger Agreement and Merger, as more fully described in Item 6.
     The descriptions of the Merger Agreement and Stockholders Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.
Item 4. Purpose of Transaction.
     Item 4 of the Original 13D is hereby amended and restated in its entirety to read as follows:
     The IVAX Stockholders agreed to enter into the Stockholders Agreement to induce TEVA to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including without limitation, the Merger.
     Other than as described in Item 3, this Item 4 and Item 6, none of the Reporting Persons currently

CUSIP NO. 465823102	SCHEDULE 13D Page 6 of 10 Pages
has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans). Prior to the effective time of the Merger, Dr. Frost will cause Frost Gamma Investments Trust to exercise a warrant to purchase 1,171,875 shares of Common Stock. Those shares are included in Dr. Frost’s 44,085,383 shares of Common Stock reported in this Schedule 13D, as Frost Gamma Investments Trust may acquire such shares of Common Stock through the exercise of warrants within 60 days of August 1, 2005, and Dr. Frost is the sole trustee of Frost Gamma Investments Trust.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Original 13D is hereby amended and restated in its entirety to be read as follows:
     (a) Dr. Frost beneficially owns (i) directly 3,279,784 shares of Common Stock (consisting of (A) 3,275,000 shares of Common Stock that may be acquired through presently exercisable options issued to Dr. Frost, (B) 937 shares held jointly by Dr. Frost and his wife and (C) 3,847 shares held in an Individual Retirement Account) and (ii) indirectly 40,805,599 shares of Common Stock (consisting of (A) 31,058,004 shares of Common Stock owned of record by the Frost Gamma Investments Trust, (B) 1,171,875 shares of Common Stock that may be acquired by Frost Gamma Investments Trust upon exercise of a warrant, (C) 7,545,250 shares of Common Stock owned of record by Frost-Nevada Investments Trust, (D) 624,220 shares of Common Stock that may be acquired by Frost-Nevada Investments Trust upon conversion of 4 1/2% convertible senior subordinated notes due 2008 and (E) 406,250 shares of Common Stock owned of record by Frost Alpha Investments Trust), which directly and indirectly beneficially owned shares in the aggregate represent approximately 16.1% of the outstanding Common Stock based on 268,818,700 shares outstanding on July 21, 2005 (and the 5,071,095 shares of Common Stock that be may be acquired through the exercise of the options and warrants and conversion of the 4 1/2% convertible senior subordinated notes due 2008, as described above).
     Dr. Frost is the trustee of Frost Gamma Investments Trust and Frost Gamma L.P. is the sole and exclusive beneficiary. Dr. Frost is the sole limited partner of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
     Dr. Frost is the trustee of Frost-Nevada Investments Trust and Frost-Nevada, Limited Partnership is the sole and exclusive beneficiary. Dr. Frost is the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada, Limited Partnership.
     Dr. Frost is the trustee of Frost Alpha Investments Trust, and Frost Alpha Limited Partnership is its sole and exclusive beneficiary. Frost-Nevada Corporation is the sole member of Frost Alpha LLC, which is the sole general partner of Frost Alpha L.P.
     Dr. Frost disclaims beneficial ownership of 382,107 shares held directly by his wife (not including the 937 shares they hold jointly).
     Patricia Frost beneficially owns directly 383,044 shares of Common Stock, which represent approximately 0.14% of the outstanding Common Stock based on 268,818,700 shares outstanding on July 21, 2005.
     By virtue of the Stockholders Agreement, TEVA may be deemed to share with the IVAX Stockholders the power to vote or direct the voting of the shares of Common Stock subject to the Stockholders Agreement (the “Stockholder Agreement Shares”). However, TEVA is not entitled to any rights as a stockholder of IVAX as to the Stockholder Agreement Shares, and does not have any right to dispose or direct the

CUSIP NO. 465823102	SCHEDULE 13D Page 7 of 10 Pages
disposition of the Stockholder Agreement Shares, except for the restrictions described in Item 6. Shares of Common Stock owned by the IVAX Stockholders subject to the Stockholders Agreement constitute approximately 22.5% (or approximately 19.2% excluding shares subject to warrants or options) of the total issued and outstanding shares of Common Stock as of July 21, 2005.
     (b) Dr. Frost may be deemed to have (i) sole voting power and sole dispositive power with respect to 3,278,847 shares of Common Stock (consisting of 3,275,000 shares of Common Stock that may be acquired through options issued to Dr. Frost and 3,847 shares held in an Individual Retirement Account) and (ii) shared voting power and dispositive power with respect to 937 shares of Common Stock held jointly with Mrs. Frost. Dr. Frost, as the sole trustee of Frost Gamma Investments Trust, Frost-Nevada Investments Trust and Frost Alpha Investments Trust, also may be deemed to have sole voting power and sole dispositive power with respect to 40,805,599 shares of Common Stock (consisting of (A) 31,058,004 shares of Common Stock owned of record by the Frost Gamma Investments Trust, (B) 1,171,875 shares of Common Stock that may be acquired by Frost Gamma Investments Trust upon exercise of a warrant, (C) 7,545,250 shares of Common Stock owned of record by Frost-Nevada Investments Trust, (D) 624,220 shares of Common Stock that may be acquired by Frost-Nevada Investments Trust upon conversion of 4 1/2% convertible senior subordinated notes due 2008 and (E) 406,250 shares of Common Stock owned of record by Frost Alpha Investments Trust.
     Patricia Frost may be deemed to have (i) sole voting power and sole dispositive power with respect to 382,107 shares of Common Stock and (ii) shared voting power and dispositive power with respect to 937 shares of Common Stock held jointly with Dr. Frost.
     By virtue of the Stockholders Agreement, TEVA may be deemed to share with the IVAX Stockholders the power to vote or direct the voting of the Stockholder Agreement Shares. However, TEVA is not entitled to any rights as a stockholder of IVAX as to the Stockholder Agreement Shares, and does not have any right to dispose or direct the disposition of the Stockholder Agreement Shares, except for the restrictions described in Item 6.
     (c) Except as set forth elsewhere herein, no transactions in the Common Stock were effected by any of the Reporting Persons during the past 60 days.
     (d) None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities, the disposition of which is being reported herein.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Original 13D is hereby amended and restated in its entirety to read as follows:
     Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each IVAX Stockholder has agreed that prior to the termination of the Stockholders Agreement, at any meeting of the stockholders of IVAX called to vote upon the Merger Agreement, the Merger or any other transactions (the “Transactions”) contemplated by the Stockholders Agreement and the Merger Agreement, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent, adoption or other approval (including by written consent solicitation) with respect to the Merger Agreement, the Merger or any other Transactions is sought, such IVAX Stockholder shall vote (or cause to be voted) all of the Stockholder Agreement Shares and any other Subject

CUSIP NO. 465823102	SCHEDULE 13D Page 8 of 10 Pages
Shares (as defined in the Stockholders Agreement) then owned of record and beneficially by such IVAX Stockholder in favor of the adoption of the Merger Agreement and the approval of the terms thereof and of the Merger and each of the other Transactions.
     Pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each IVAX Stockholder has also agreed that prior to the termination of the Stockholders Agreement, at any meeting of the stockholders of IVAX or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent, adoption or other approval is sought, such IVAX Stockholder shall vote (or cause to be voted) all of the Stockholder Agreement Shares of such IVAX Stockholder and any other Subject Shares then owned of record and beneficially by such IVAX Stockholder against, and shall not consent in writing to (and shall cause not to be consented in writing to), any of the following (or any agreement to enter into, effect, facilitate or support any of the following): (i) any Acquisition Proposal (as defined in the Stockholders Agreement) or transaction or occurrence that if proposed and offered to IVAX or its stockholders (or any of them) would constitute an Acquisition Proposal or (ii) any amendment of IVAX’s articles of incorporation, IVAX’s by-laws or the Rights Agreement or other proposal, waiver, action or transaction involving IVAX or any of its stockholders, which amendment or other proposal, waiver, action or transaction would reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other Transactions, dilute the benefits to TEVA of the Merger and the other Transactions or change in any manner the voting rights of the IVAX Common Stock.
     Furthermore, except as provided for in the Stockholders Agreement, each IVAX Stockholder, pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, has irrevocably granted to and appointed certain designees of TEVA such IVAX Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote all of such IVAX Stockholder’s Subject Shares (owned of record) in accordance with the provisions described above.
     Also pursuant to the Stockholders Agreement, and subject to the terms and conditions contained therein, each IVAX Stockholder has agreed that until the termination of the Stockholders Agreement, except pursuant to the Stockholders Agreement, such IVAX Stockholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”) or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, or the creation or offer of any derivative security in respect of, any Subject Shares or Share Acquisition Rights (as defined in the Stockholders Agreement), to or with any person other than pursuant to the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or Share Acquisition Rights, and shall not commit or agree to take any of the foregoing actions. The Stockholders Agreement provides that it will terminate upon the earlier of the closing of the Merger and the ninth month anniversary of the date of the termination of the Merger Agreement, except that in certain circumstances described in the Stockholders Agreement it terminates simultaneously with the termination of the Merger Agreement.
     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of IVAX.

CUSIP NO. 465823102	SCHEDULE 13D Page 9 of 10 Pages
Item 7. Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION
1.	Joint Filing Agreement between Phillip Frost, M.D. and Patricia Frost dated August 1, 2005

2.
Agreement and Plan of Merger, dated as of July 25, 2005, by and among IVAX Corporation, TEVA Pharmaceutical Industries Ltd., Ivory Acquisition Sub, Inc. and Ivory Acquisition Sub II, Inc. (incorporated by reference to Exhibit 2.1 of IVAX’s Current Report on Form 8-K filed on July 29, 2005)

3.
Stockholders Agreement, dated as of July 25, 2005, by and among TEVA Pharmaceutical Industries Ltd. and the IVAX Stockholders (incorporated by reference to Exhibit 99.1 of IVAX’s Current Report on Form 8-K filed on July 29, 2005)

CUSIP NO. 465823102	SCHEDULE 13D Page 10 of 10 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 1, 2005

/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

/s/ Patricia Frost
Patricia Frost, individually

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A dated August 1, 2005 (including amendments thereto) with respect to the Common Stock of IVAX Corporation. Each party to the Schedule 13D/A (including amendments thereto) is responsible for the accuracy and completeness of his or her own disclosure therein. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D/A.
Dated: August 1, 2005

/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

/s/ Patricia Frost
Patricia Frost, individually